Exhibit 21

SUBSIDIARIES

Name of Entity	State of Incorporation/Jurisdiction	Doing Business As
ALPS Holdings, Inc.	Delaware
DST HealthCare Holdings, Inc.	Delaware
DSTI Luxembourg Sarl	Luxembourg
West Side Investment Management, Inc.	Nevada
Note:    Significant subsidiaries as calculated under Rule 1-02(w) of Regulation S-X, listed in alphabetical order.
ALPS Holdings, Inc. represents the consolidation of eight U.S. subsidiaries and is engaged in the Domestic Financial Services segment.
DST HealthCare Holdings, Inc. represents the consolidation of two U.S. and two international subsidiaries and is engaged in the Healthcare Services Segment.
DSTI Luxembourg Sarl represents the consolidation of 21 international subsidiaries, primarily engaged in the Company's International Financial Services segment.
West Side Investment Management, Inc. manages a portion of the Company's passive investment portfolio and is engaged in the Domestic Financial Services segment.